[GRAPHIC OMITTED]
DrinkerBiddle&Reath
               LLP

                                                       Michelle M. Lombardo
                                                       215-988-2867 Direct
                                                       michelle.lombardo@dbr.com

            LAW OFFICES

       One Logan Square
  18th & Cherry Streets
       Philadelphia, PA
             19103-6996

         (215) 988-2700
     (215) 988-2757 fax
  www.drinkerbiddle.com

             CALIFORNIA
               DELAWARE
               ILLINOIS
             NEW JERSEY
               NEW YORK
           PENNSYLVANIA
        WASHINGTON D.C.
              WISCONSIN

       ESTABLISHED 1849


September 24, 2009

VIA EDGAR TRANSMISSION

Kimberly Browning, Esquire
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549

RE:      ALLEGIANT ADVANTAGE FUND POST-EFFECTIVE AMENDMENT NO. 28
          (REGISTRATION NOS. 33-65690/811-07850)

Dear Ms. Browning:

         The following summarizes and responds to the SEC staff's comments to Post-Effective Amendment No. 28 ("PEA No. 28") to the Registration Statement on Form N-1A of Allegiant Advantage Fund ("Registrant"), which was filed on July 15, 2009, to register two new portfolios of Registrant (i.e., the Institutional Government Money Market Fund and Institutional Treasury Money Market Fund (each, a "Fund" and collectively, the "Funds")) and a new class, the Service Shares, as part of the annual update of the Registrant. Changes are planned to be reflected in a definitive filing pursuant to Rule 485(b) under the Securities Act of 1933.


A.       PROSPECTUSES

1. COMMENT: Delete the Fund Summary section (Item 1.5) since no disclosure should come before Item 1 and Item 2 of Form N-1A. Provide a narrative description of the identified principal risks as required by Item 2.

         RESPONSE: Registrant respectfully declines the comments. Registrant believes that the additional information in the Fund Summary section is helpful to shareholders and it is de minimis, a few sentences. With respect to providing a narrative description of the principal risks in each principal strategy, Registrant cross-references to the narrative description of the risks, including a page reference. Registrant believes it is repetitive to repeat the full description of each risk instead of providing the narrative description of a risk once, under a section titled "More Information About Principal Risks" which is directly after its Form N-1A Item 3 disclosure.

2.       COMMENT: Complete blanks in the document.

         RESPONSE: Registrant attempted, and will continue to attempt, to provide financial information in 485(a) filings when it is available and complete.

3.       COMMENT: Delete the reference to Appendix A and Appendix B.

         RESPONSE:  Comment accepted.

4. COMMENT: In the section "More Information About Fund Investments," change the heading "Cash Management" to explain more clearly what this item is. Consider making it a risk or conflict of interest disclosure.

         RESPONSE: Requested change will not be made. Registrant believes the title Cash Management accurately reflects the paragraph which discloses cash from an affiliate mutual fund may be invested in the Registrant's money market funds.

5. COMMENT: With respect to "Repurchase Agreements" in the section "More Information about Principal Investment Strategies" add disclosure that repurchase agreements are considered loans under the Investment Company Act of 1940 (the "1940 Act"). Clarify whether the Institutional Treasury Money Market Fund will engage in repurchase agreements.

         RESPONSE: Requested change will partially be made. Disclosure has been added to specify that the Institutional Treasury Money Market Fund will engage in repurchase agreements. Registrant will not add disclosure to the prospectus that repurchase agreements are considered loans under the 1940 Act. Registrant has this disclosure in the Statement of Additional Information.


B.       STATEMENT OF ADDITIONAL INFORMATION ("SAI")

6. COMMENT: The SAI states that the Allegiant Advantage Institutional Treasury Money Market Fund will not engage in repurchase and reverse repurchase transactions. Please confirm.

         RESPONSE: The disclosure has been revised to clarify that the Fund will engage in repurchase agreements backed by treasury securities but not reverse repurchase agreements.

7. COMMENT: The SAI states that each Fund may purchase derivatives. Please confirm that the Allegiant Advantage Institutional Treasury Money Market Fund will not purchase derivatives.

         RESPONSE: Confirmed. Corresponding disclosure has been added to the SAI.


                                    * * * * *

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

         Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

         Please call the undersigned at (215) 988-2867 with any questions concerning the foregoing.

                                                         Sincerely yours,


                                                         /s/ Michelle Lombardo
                                                         ---------------------
                                                         Michelle Lombardo

MML/ss

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